Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

April 18, 2022

Min S. Oh, Esq.

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File No.:	333-263580
	Series:	LVIP BlackRock Global Allocation Fund (the “Acquiring Fund”)

Dear Ms. Fettig and Mr. Oh:

This letter responds to your comments, provided via phone on April 5 and April 8, 2022, respectively to the Registrant’s Form N-14 registration statement filed on March 15, 2022, under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of the Acquiring Fund for its acquisition of the LVIP BlackRock Advantage Allocation Fund and LVIP Franklin Templeton Multi-Asset Opportunities Fund (the “Acquired Funds”). The Acquiring Fund and Acquired Fund are series of the Registrant. As discussed, we confirm that the undertakings filed in Part C herewith include the undertaking to file a tax opinion in a post-effective amendment.

The following are your accounting comments and the Registrant’s responses.

1)

In response to the question, “How do the fees and expenses compare?” on p. 2 please review the language regarding relative net fees of the funds for consistency with the fee table and address the differences in management fees and gross expenses.

A.	The requested revisions have been made.

2)	In response to the question, “What will happen if shareholders of an Acquired Fund do not approve the Agreement?” please clarify that the Reorganizations are not contingent on each other.

A.	The requested revision has been made.

3)

In response to the question, “Will an Acquired Fund or the Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?” please clarify that all costs will include brokerage costs for portfolio repositioning.

A.	The requested revision has been made. The Funds’ adviser will pay all costs, including the costs of portfolio repositioning.

4)	On p. 1 of the Summary, modify the section entitled “Reasons for the Reorganizations” to reflect the fee tables and make conforming changes throughout.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

A.	The requested revisions have been made.

5)

Update the fee table on p.2 with additional pro forma calculations showing scenarios where only one of the two Reorganizations are approved by shareholders or explain in narrative why such scenarios are not provided.

A.	The requested revisions have been made. The Acquiring Fund’s fees and expenses will be the same whether one or both of the Reorganizations is approved, so only one column is provided.

6)	Confirm in correspondence that expenses represent current fees per item 3 of form N-14.

A.	Expenses represent current fees per item 3 of form N-14.

7)	Modify the paragraph at the top of p. 3 to include the expense limitation thresholds for the Acquired Fund.

A.	The requested revision has been made.

8)	In footnote one in the fee table on p. 3 change the word “adjusted” to “restated.”

A.	The requested revision has been made.

9)	Confirm in correspondence what was restated in footnote one in the fee table on p. 3.

A.	The advisory fee and expense limitation were adjusted/restated.

10)	Update footnote 5 in the fee table on p. 3 to include all exclusions to the expense limitation agreement as described on p. 28.

A.	The requested revision has been made.

11)	Confirm in correspondence that any expenses subject to recapture or recoupment in the Acquired Funds will not be carried over.

A.	Any expenses subject to recapture or recoupment in the Acquired Funds will not be carried over.

12)	Review and confirm the accuracy of the figures in the expense examples table on p. 5.

A.	These figures have been updated to reflect the one-year fee waiver in accordance with Form N-1A requirements. The applicable agreements are filed in the Part C filed with this N-14.

13)	Remove footnote 1 in the expense example table on p. 5.

A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

14)	Revise the statement in the first paragraph of the section entitled, “Board Considerations” to accurately reflect the relative expense ratios of the funds in the Reorganizations.

A.	The requested revision has been made.

15)	Add more detail to the Board Considerations section on p. 5.

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

16)	On pp. 7 and 15, summarize and highlight the differences in the strategies and risks of the funds.

A.	The requested revision has been made.

17)	On p. 25 clarify who will continue as adviser and sub-adviser after the Reorganizations.

A.	The requested revision has been made.

18)	Add a capitalization table column showing the completion of both Reorganizations on p. 35.

A.	The capitalization table has been updated to reflect both Reorganizations and the narrative disclosure has been included.

19)	Confirm in correspondence that there have been no material changes to asset levels since December 31, 2021.

A.	Confirmed.

20)

On pg. A-11 consider whether to specify in the Terms of the Agreement and Plan of Reorganization that Lincoln Investment Advisors Corporation is paying for the reorganizations whether or not they occur.

A.	The requested revision has been made.

21)	On pg.1 of the Statement of Additional Information replace pro forma financial statements with the supplemental financial information as required by SX 611(D).

A.	The requested revisions have been made.

22)	Add the information in Note 4 on portfolio repositioning and Note 6 on the acocunting survivor in the Statement of Additional Information to the body of the N-14.

A.	The information in Note 4 has been added to the Capitalization section of the N-14. The information in Note 6 has been added to the Comparative Performance Information section of the N-14.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

23)	Confirm whether the Acquiring Fund or Acquired Funds will do repositioning and update language (including the percentage) in Note 4 to the Statement of Additional Information.

A.	We confirm that the Acquiring fund will perform the portfolio repositioning and have updated the new Question & Answer section (responsive to comment four above) with the requested revisions.

The following are your legal comments and the Registrant’s responses.

24)	On p. 1 of the proxy confirm that all requirements for virtual meetings during COVID will be complied with.

A.	Confirmed.

25)	Explain what “reasonably similar” means as used in p. 1 of the Q&A under the heading, “Why has the Board approved each Reorganization proposal?”

A.	This section has been revised to provide additional context for this statement.

26)	In Q&A p. 1 “What will happen to the existing shares?” replace “total value” with “total net asset value.”

A.	The requested revision has been made.

27)	In the Q&A on p. 2, clarify the statement regarding similarities of the investment objectives, principal investment strategies, and principal risks of each Acquired Fund and the Acquiring Fund.

A.	The requested revision has been made.

28)	In response to the question, “How do the fees and expenses compare?” on p. 2, clarify that if the expense limitation is not renewed after two years, expenses may increase.

A.	The requested revision has been made.

29)

In response to the question, “Will the Acquired Funds or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganization?” on p. 2 of the Q&A, disclose aggregate and per share costs as well as how much of the portfolio is anticipated to be repositioned.

A.	There is no per share costs associated with the proposed Reorganizations. The remaining revisions have been made.

30)	Remove the second sentence regarding the SEC public reference room on p. 2 of proxy statement.

A.	The requested revision has been made.

31)	Change “value” to “net asset value” on p. 1 of the summary.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

A.	The requested revision has been made.

32)	Remove the reference to “questions and answers” in the third paragraph on p. 1 of the summary.

A.	The requested revision has been made.

33)	Provide additional detail on p. 1 under the heading “Reasons for the Reorganizations.”

A.	The requested revisions have been made.

34)	In the first paragraph under the heading, “Comparison of Fees and Expenses” delete “pro forma” in the final sentence.

A.	The requested revision has been made.

35)	In the second paragraph under the heading, “Comparison of Fees and Expenses” replace “may” with “will” in the final sentence.

A.

We respectfully decline to implement this comment. Management regularly takes various actions to decrease fund expenses, so it is not necessarily true that expenses will increase if the waiver is removed after the two-year period.

36)

Confirm that there will be no recapture of AFFE waived or reimbursed after the closing of the reorganizations as described in footnotes 3 and 4 in the table in the section entitled, “Comparison of Fees and Expenses.”

A.	Confirmed.

37)	Confirm that the agreement in Part C for the fee waiver disclosed matches the information disclosed in the N-14.

A.	The Part C filed herewith includes the Fee Waiver Agreement effective April 1, 2022. The expense example section of the N-14 has been updated to reflect this agreement.

38)	Consider adding any adverse factors that may have been considered by the Board in reviewing the Reorganization.

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

39)	Consider including a discussion of principal risks in the Board Considerations section, under the heading “Reasons for the Reorganization.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

40)	Consider whether to add an item to the section entitled “Board Considerations” regarding fees and waivers.

A.

We respectfully decline to implement this comment because the Board in consultation with their independent council drafts and supplies these considerations and is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing.

41)	Consider whether to add a sentence stating that the Reorganizations will not dilute the interests of the Funds to the last paragraph in the section entitled “Board Considerations.”

A.	The requested revision has been made.

42)

In the third paragraph to under the heading entitled, “Comparison of Investment Objectives, Policies and Strategies” replace “statement of additional information” with “prospectus” in the last sentence.

A.	The requested revision has been made.

43)	Consider including a summary of the differences in principal risks between the Acquired Funds and the Acquiring Fund.

A.	The requested revision has been made.

44)	Consider combining the “Small Company Risk” and “Medium Company Risk” listed for the Acquiring Fund into the “Small- and Medium-Cap Company Risk” listed for the Acquired Funds.

A.	The requested revision has been made.

45)	Consider adding a comparison of fees in the section entitled, “Management and Administrative Fees.”

A.	The requested revision has been made.

46)	Include a comparison of distribution, purchase, and redemption procedures; exchange rights; and summary of tax consequences as required under Item 3(b).

A.	The requested revisions have been made.

47)	Consider including a summary of the tax opinion.

A.	The requested revisions have been made in the section entitled “Distribution Policy and Federal Tax Consequences.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

48)	In the sections entitled, “Security Ownership of Certain Beneficial Owners” and throughout the N-14, as applicable, replace “variable contracts” with the defined term “Accounts.”

A.	The requested revisions have been made.

49)	Consider adding “receipt of a tax opinion” to the 3rd paragraph of the “Terms of the Agreement and Plan of Organization.”

A.	The requested revision has been made.

50)	Modify Part C so that Items 11(c) and 14 link to the correct documents.

A.	The requested revisions have been made and in the Part C filed herewith.

51)	Explain why the undertakings were not provided or otherwise provide such undertakings.

A.	The undertakings are included in the Part C filed herewith.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K Goldstein
Samuel K. Goldstein, Esq.
Vice President and Assistant General Counsel
Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Cherie Wolfskill